UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                Photronics, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    719405102
                                 (CUSIP Number)

                                October 14, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages

CUSIP No. 719405102            13G                   Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    $14,475,000 aggregate principal amount of 5.5% Convertible Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,475,000 aggregate principal amount of 5.5% Convertible
                    Senior Notes due 2014, convertible into 2,847,308 shares of
                    Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $14,475,000 aggregate principal amount of 5.5% Convertible Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.08%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 719405102            13G                   Page 3 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Statistical Opportunities Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    8,443 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    8,443 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            8,443 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.02%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 719405102            13G                   Page 4 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            STAR L.P. (a sttistical arbitrage strategy)
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    15,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    15,000 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            15,000 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.03%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 719405102            13G                   Page 5 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $14,475,000 aggregate principal amount of 5.5% Convertible
                    Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

                    23,443 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,475,000 aggregate principal amount of 5.5% Convertible
                    Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

                    23,443 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $14,475,000 aggregate principal amount of 5.5% Convertible Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

            23,443 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.12%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 719405102            13G                   Page 6 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $14,475,000 aggregate principal amount of 5.5% Convertible
                    Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

                    23,443 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $14,475,000 aggregate principal amount of 5.5% Convertible
                    Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

                    23,443 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $14,475,000 aggregate principal amount of 5.5% Convertible Senior Notes due 2014, convertible into 2,847,308 shares of Common Stock

            23,443 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.12%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 719405102            13G                   Page 7 of 12 Pages

Item 1.

(a)  Name of Issuer

        Photronics, Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices
        15 Secor Road
        Brookfield, CT 06804


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        HIGHBRIDGE INTERNATIONAL LLC
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        STAR, L.P. (a statistical arbitrage strategy)
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States


Item 2(d)   Title of Class of Securities

        Common Stock, $0.01 par value ("Common Stock")

Item 2(e)   CUSIP Number

        719405102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 719405102            13G                   Page 8 of 12 Pages

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

     As of the date of this filing, (i) Highbridge International LLC beneficially owns $14,475,000 aggregate principal amount of 5.5% Convertible Senior Notes due 2014, (the "Notes"), convertible into 2,847,308 shares of Common Stock, (ii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns 8,443 shares of Common Stock, (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 15,000 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the $14,475,000 aggregate principal amount of Notes, convertible into 2,847,308 shares of Common Stock beneficially owned by Highbridge International LLC and the 23,443 shares of Common Stock beneficially owned by Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy). Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. (a statistical arbitrage strategy).

     (b) Percent of class:

CUSIP No. 719405102            13G                   Page 9 of 12 Pages

     The Company's Quarterly Report for the quarterly period ended August 2, 2009 filed on Form 10-Q on September 3, 2009 indicates that as of September 1, 2009 there were 42,095,739 shares of Common Stock outstanding. In addition, the press release attached as exhibit 99.1 to the Company's Current Report filed on Form 8-K on September 17, 2009 indicates that the Company sold 11,084,337 shares of Common Stock. As a result, as of the date hereof, there are 53,180,076 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and, for purposes of clauses (i) and (iv) below, assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 5.08% of the outstanding shares of Common Stock of the Company,
(ii) Highbridge Statistical Opportunities Master Fund, L.P. may be deemed to beneficially own 0.02% of the outstanding shares of Common Stock of the Company,
(iii) STAR, L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.03% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 5.12% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                See Item 4(a)

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv) Shared power to dispose or to direct the disposition of

                See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     Not applicable.


Item 8.   Identification and Classification of Members of the Group

     See Exhibit I.

CUSIP No. 719405102            13G                   Page 10 of 12 Pages

Item 9.   Notice of Dissolution of Group

     Not applicable.


Item 10.  Certification

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 20, 2009, by and among Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P., STAR, L.P. (a statistical arbitrage strategy), Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 719405102            13G                   Page 11 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 20, 2009

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager
By: /s/ John Oliva
    ------------------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                      -----------------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    ---------------------------------
    its Trading Manager                   GLENN DUBIN

By: /s/ John Oliva
    ------------------------------
Name: John Oliva
Title: Managing Director


STAR, L.P. (a statistical arbitrage strategy)

By: Highbridge Capital Management, LLC
    its Trading Manager

By: /s/ John Oliva
    ------------------------------
Name: John Oliva
Title: Managing Director

CUSIP No. 719405102            13G                   Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Photronics, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 20, 2009


HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager
By: /s/ John Oliva
    ------------------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                      -----------------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    ---------------------------------
    its Trading Manager                   GLENN DUBIN

By: /s/ John Oliva
    ------------------------------
Name: John Oliva
Title: Managing Director


STAR, L.P. (a statistical arbitrage strategy)

By: Highbridge Capital Management, LLC
    its Trading Manager

By: /s/ John Oliva
    ------------------------------
Name: John Oliva
Title: Managing Director